United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 3, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

March 1-31, 2023

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	March 3, 2023
Block listing interim review	March 17, 2023
PDMR transactions in company shares	March 22, 2023
Total voting rights and share capital at March 31, 2023	April 3, 2023

March 3, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	José Antonio Echeverría
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 300 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		EUR 50.20	300

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 300 Ordinary Shares Weighted Average Price: EUR 50.20 Aggregated Price: EUR 15,060.00
e)	Date of the transaction	2023-03-02
f)	Place of the transaction	Bolsa de Madrid Stock Exchange (XMAD)

March 17, 2023

Coca-Cola Europacific Partners plc

BLOCK LISTING SIX MONTHLY RETURN

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 17 March 2023

Name of applicant:		Coca-Cola Europacific Partners plc
Name of scheme(s):		(1) the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan; and (2) the Coca-Cola European Partners plc Long-Term Incentive Plan 2016
Period of return:	From:	17 September 2022	To:	16 March 2023
Balance of unallotted securities under scheme(s) from previous return:		13,540,511
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for)		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G)		299,899
Equals: Balance under scheme(s) not yet issued/allotted at end of period		13,240,612

Name of contact:	Paul van Reesch, Deputy Company Secretary
Telephone number of contact:	+44 1895 231 313

March 22, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.269315 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $55.876335	3.269315

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.269315 Ordinary Shares Weighted Average Price: USD $55.876335 Aggregated Price: USD $182.677340
e)	Date of the transaction	2023-03-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.269315 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $55.876335	3.269315

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.269315 Ordinary Shares Weighted Average Price: USD $55.876335 Aggregated Price: USD $182.677340
e)	Date of the transaction	2023-03-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.269315 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $55.876335	3.269315

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.269315 Ordinary Shares Weighted Average Price: USD $55.876335 Aggregated Price: USD $182.677340
e)	Date of the transaction	2023-03-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.017796 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $55.876335	3.017796

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.017796 Ordinary Shares Weighted Average Price: USD $55.876335 Aggregated Price: USD $168.623380
e)	Date of the transaction	2023-03-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Acquisition of 3.176076 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $55.820453	3.176076

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.176076 Ordinary Shares Weighted Average Price: USD $55.820453 Aggregated Price: USD $177.290001
e)	Date of the transaction	2023-03-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.269315 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $55.876335	3.269315

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.269315 Ordinary Shares Weighted Average Price: USD $55.876335 Aggregated Price: USD $182.677340
e)	Date of the transaction	2023-03-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.269315 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $55.876335	3.269315

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.269315 Ordinary Shares Weighted Average Price: USD $55.876335 Aggregated Price: USD $182.677340
e)	Date of the transaction	2023-03-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

April 3, 2023

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 March 2023, Coca-Cola Europacific Partners plc had 458,158,544 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 458,158,544 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 3, 2023	By:	/s/Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary